May 31, 2019

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics, Inc.

Offering Statement on Form 1-A

Filed March 13, 2019

File No. 024-10973

Dear Ms. Ravitz,

We acknowledge receipt of comments in your letter of April 9, 2019 regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed March 13, 2019

Investors in this offering may not be entitled to a jury trial, page 11

1.	We note your disclosure in this risk factor that investors "should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement." However, we note that section 9 of the subscription agreement states that each party represents and warrants that it "has reviewed this waiver with its legal counsel, and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel." Please revise to describe in an appropriate section of your offering circular this representation and warranty included in the subscription agreement.

The Company has revised the disclosure in the Risk Factors and Plan of Distribution sections of the offering circular to describe this representation and warranty included in the subscription agreement.

Provisions of Note in Our Subscription Agreement, page 16

2.	Section 9 of your subscription agreement appears to indicate that the forum selection provision does not apply to actions arising under the federal securities laws. If so, please revise page 16 of your offering circular to disclose that your exclusive forum provision does apply to actions arising under the federal securities laws. Also, please tell us which exhibit represents the operating agreement mentioned on page 16.

The Company has revised the disclosure on page 16 of the offering circular to disclose that the exclusive forum provision contained in the subscription agreement does not apply to actions arising under the federal securities laws. In addition, the Company has removed the reference to the operating agreement mentioned on page 16, as this was made in error.

Use of Proceeds to Issuer, page 17

3.	We note your disclosure on page 10 regarding investors paying the purchase price for your shares by cancellation or conversion of indebtedness. Please quantify the price per share that investors who cancel or convert debt as mentioned on page 10 will pay per share for the securities being offered in this transaction, and highlight any difference in the price that other investors will pay. Also, tell us the portion of the offering that would be sold if all eligible debt holders cancelled or converted their debt for securities in this offering. In this regard, if your disclosures regarding the minimum offering amount like on pages 24 and 25 are based on the assumption that there are no note cancellations or conversions, please clarify those disclosures in context.

The Company has amended its offering circular to clarify that investors will not be able to acquire shares in the Offering by cancellation of indebtedness. The outstanding indebtedness of the Company consists of convertible promissory notes which may convert into the equity securities of the Company upon the contractual terms of such notes. The dilutive effect of these conversions is described in the “Dilution” section of the offering circular. Additionally, the Company has amended the disclosure in the “Use of Proceeds” section and elsewhere in the offering circular to make it clear that the shares pursuant to this Offering may only be purchased with new funds rather than the cancellation of indebtedness.

4.	We note exhibit 6.1 and your disclosure regarding accounts payable to related parties like on page F-18. Please provide the disclosure required by instruction 2 to Form 1-A Part II Item 6. Also, ensure that the appropriate section of your offering circular includes all disclosure required by Form 1-A Part II Items 10, 11 and 13, including with regard to section 6(c) of exhibit 6.9.

The Company has amended the offering circular to provide the necessary disclosure in regard to exhibits 6.1 and 6.9.

The Company's Business, page 18

5.	Given the status of development of your product, please tell us the basis for your statements on page 20 regarding the equipment being significantly cheaper and your flexibility to discount. Also clarify which of the disclosed capabilities and advantages of the product have been developed and objectively demonstrated, and clarify any material disadvantages identified to date.

The Company has revised its disclosure in the “Company’s Business” section of the offering circular to provide further explanation of why the Company believes it will be able to offer its equipment at a significantly cheaper price. The Company has also removed the statement in regards to its flexibility to discount.

The Company has also added disclosure to clarify which of the disclosed capabilities and advantages of the product have been developed and objectively demonstrated, and clarify any material disadvantages identified to date.

6.	Please tell us whether you commissioned any of the data cited in your offering circular. We note for example the information on page 25.

The Company has amended its disclosure to identify the study and report which it commissioned.

Regulation, page 22

7.	Please reconcile the timeline disclosed in the last sentence in this section with the timeline disclosed in the first sentence of the second bullet point on page 25, particularly given the twelve months mentioned in the last bullet point on page 24.

The Company has revised its disclosure in the offering circular to clarify that it expects to submit to the FDA its 510(k) premarket notification submission within 3 years of the closing of the offering, and expects approval by the FDA within 12 months of this submission. As such, the Company expects FDA approval of its 510(k) premarket notification within 4 years of the closing of the offering.

Exhibits

8.	Please file, or tell us why you do not believe you are required to file, the license agreement mentioned in the second risk factor on page 9, the preemptive rights mentioned on page 11, the agreements mentioned in footnote (1) on page 29, the development and supply agreement mentioned in the third paragraph on page 30, the warrants mentioned on pages 30 and F-18, and the notes mentioned on page F-12 not identified in your exhibit index. Also, please tell us (1) the authority on which you rely to offer new, substituted or additional securities as indicated on page 13 of exhibit 4 and (2) whether the subscription agreement mentioned on page 16 is the same document as the Series A Preferred Stock Purchase Agreement mentioned on page 16.

The Company has included 1-A/A submission the license agreement mentioned on page 9 as Exhibit 6.17. The preemptive rights mentioned on page 11 are part of this agreement.

In regard to the agreements mentioned in footnote (1) on page 29, the Company has included the Restricted Stock Purchase Agreement for Dr. Unis as Exhibit 6.15 as it falls under 6(c) of Form 1-A Part III Item 17. The Company does not intend to file the Restricted Stock Purchase Agreements for Mr. Somani, Mr. Dicicco, or Mr. Costa as these individuals are not officers or directors of the Company for 6(c) of Form 1-A Part III Item 17, nor would they be includable under 6(a) or 6(b) of that Item.

The Company has included the development and supply agreement mentioned in the third paragraph on page 30 as Exhibit 6.19, as well as the warrants agreement as Exhibit 6.20.

The Company acknowledges the comment regarding the notes mentioned on page F-12 and believes that each note required to be included as an exhibit under Item 6 of Form 1-A Part III Item 17 has been included.

The Company notes that it has amended its Subscription Agreement to remove the provision regarding the continued effectiveness of the Subscription Agreement following a stockholder approved reorganization of the company resulting in the issuance of substituted or additional securities. Instead, this provision has been incorporated into a new Investors’ Rights Agreement to clarify that the certain rights provided to investors will remain in effect following any such reorganization. The Company intends for any issuance required by a stockholder approved reorganization will be conducted in compliance with the registration requirements of the Securities Act of 1933 or an exemption thereunder.

The reference to a Series A Preferred Stock Purchase Agreement mentioned on page 16 was in error, and refers to the Subscription Agreement. The Company has revised this reference for clarity.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.

53 Bridge Street, Unit 507

Brooklyn, New York, 11251